SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-I(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 9)


                             WILLIAMS CONTROLS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                     969465
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___   Rule 13d-1(b)     ___   Rule 13d-(c)            _X_   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 969465                    13G             Page___2____ of ___7___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Enercorp, Inc.
                        84-0768802
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        NA
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                                5       SOLE VOTING POWER
                                                        1,852,329       common
                                                          150,000       warrants
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON                                          1,852,329       common
                                                          150,000       warrants

                                8       SHARED DISPOSITIVE POWER




        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        1,852,329       common
                                                          150,000       warrants


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*




        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        10.0%


        12      TYPE OF REPORTING PERSON*

                                                        CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 1 O F 2 PAGES

CUSIP NO. 969465                    13G             Page___3____ of ___7___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Robert R. Hebard
                        ###-##-####
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                                5       SOLE VOTING POWER

                                                           14,000       common
        NUMBER OF                                          25,000       warrants
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY                                    1,852,329       common
        OWNED BY                                          150,000       warrants
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON                                             14,000       common
                                                           25,000       warrants

                                8       SHARED DISPOSITIVE POWER

                                                        1,852,329       common
                                                          150,000      warrants

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        1,866,329       common
                                                          175,000       warrants

        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*




        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                                        10.2%

        12      TYPE OF REPORTING PERSON*

                                                        IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                PAGE 2 OF 2 PAGES

CUSIP No. 969465                                                     Page 4 of 7


ITEM 1(a)   Name of Issuer:  Williams Controls, Inc.
            ---------------
ITEM 1(b)   Address of Issuer's Principal Executive Officers:
            -------------------------------------------------
            14100 SW 72nd Avenue
            Portland, OR  97224

ITEM 2(a)   Name of Persons Filing:
            -----------------------
            This Schedule 13G is being filed jointly by Enercorp, Inc. ("Enercorp") and its president, Robert R. Hebard.

ITEM 2(b)   Address Principal Business Office or, if none, Residence:
            ---------------------------------------------------------
            7001 Orchard Lake Road, Suite 424
            W. Bloomfield, MI 48322

ITEM 2(c)   Citizenship:
            ------------
            Enercorp is a Colorado corporation and Mr. Hebard is a citizen of the United States.

ITEM 2(d)   Title of Class of Securities
            ----------------------------
            Common Stock $.01 Par Value

ITEM 2(e)   CUSIP Number:  969465
            -------------

ITEM 3      N/A

ITEM 4      Ownership:
            ----------
            a.  Amount Beneficially Owned:
                --------------------------
             (1)  Enercorp, Inc.  2,002,329 (10.0%)

                  Includes: (i) 1,852,329 shares of Common Stock owned of record by Enercorp; and (ii) 150,000 shares issuable upon exercise of currently exercisable stock options granted by the Issuer.

             (2)  Robert R. Hebard  2,041,329 (10.2%)

                  Includes: (i) 1,852,329 shares of Common Stock owned of record by Enercorp; and (ii) 150,000 shares issuable upon exercise of currently exercisable stock options granted by the Issuer and 14,000 shares of Common Stock and 25,000 options owned by Robert R. Hebard.

CUSIP No. 969465                                                     Page 5 of 7


                  Mr. Hebard disclaims beneficial ownership in excess of his pecuniary interest regarding the shares owned by Enercorp.

                  Does not include 212,000 shares held by trusts for the benefit of Mr. Hebard's minor children. Mr. Hebard 's mother-in-law is trustee. Mr. Hebard is not a beneficiary of the trusts and disclaims any beneficial ownership in these shares

            b.    Percent of Class:
                  -----------------
                  10.0%    by Enercorp, Inc.
                  10.2%    by Robert R. Hebard

            c.    Number of shares as to which such person has:
                  ---------------------------------------------
              (i)       sole power to vote or to direct the vote:

      Enercorp, Inc. has sole power to vote or direct the vote of the 1,852,329 shares of common stock and 150,000 warrants of Williams Controls, Inc.

      Mr. Hebard has sole power to vote or to direct the vote on 14,000 shares of common stock and 25,000 warrants of Williams Controls, Inc..

             (ii) shared power to vote or to direct the vote:

      Mr. Hebard, as President of Enercorp, Inc., has shared power to vote the 1,852,329 shares of common stock and 150,000 warrants of Williams Controls, Inc.

            (iii) sole power to dispose or to direct the disposition:

      Enercorp, Inc. has sole power to dispose or direct the disposition of the 1,852,329 shares of common stock and 150,000 warrants of Williams Controls, Inc.

      Mr. Hebard has sole power to dispose the 14,000 shares of common stock and 25,000 warrants of Williams Controls, Inc.

             (iv)       shared power to dispose or to direct the disposition:

      Mr. Hebard, as of President of Enercorp, Inc., has shared power to dispose the 1,852,329 shares of common stock and 150,000 warrants of Williams Controls, Inc.


ITEM 5      Ownership of Five Percent or Less of a Class:  N/A
            ---------------------------------------------

ITEM 6      Ownership of More than Five percent on Behalf of Another Person:
            ----------------------------------------------------------------
                        N/A

CUSIP No. 969465                                                     Page 6 of 7

ITEM 7      Identification  and  Classification  of  the  Subsidiary  Which
            ---------------------------------------------------------------
            Acquired the Security  Being  Reported on by the Parent  Holding
            ----------------------------------------------------------------
            Company:  N/A
            --------

ITEM 8      Identification and Classification of Members of the Group:  N/A
            ----------------------------------------------------------

ITEM 9      Notice of Dissolution of Group:  N/A
            -------------------------------

ITEM 10     Certification:  N/A
            --------------

CUSIP No. 969465                                                     Page 7 of 7


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ENERCORP, INC.


      Dated: February 10, 2000      \s\Robert R. Hebard
                                    -----------------------------
                                    Robert R. Hebard, President


      Dated: February 10, 2000      \s\Robert R. Hebard
                                    -----------------------------
                                    Robert R. Hebard